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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                           Allis-Chalmers Corporation
                           --------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.15 per share
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    019645407
                                    ---------
                                 (CUSIP NUMBER)

                            Joseph P. Bartlett, Esq.
                      Spolin Silverman Cohen & Bartlett LLP
                       1620 26th Street, Suite 2000 North
                         Santa Monica, California 90404
                                (310) 586 - 2400
                                ----------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 6, 2002
                                ----------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                TABLE OF CONTENTS
                                -----------------

ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.
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ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------
ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------
SIGNATURES
----------
Exhibit 7.1
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Exhibit 7.2
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)
    Jens H. Mortensen, Jr.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             [ ]
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

       NUMBER OF             7                         SOLE VOTING POWER
         SHARES                                        1,397,849
      BENEFICIALLY           8                         SHARED VOTING POWER
        OWNED BY                                       0
          EACH               9                         SOLE DISPOSITIVE POWER
       REPORTING                                       1,397,849
         PERSON              10                        SHARED DISPOSITIVE POWER
          WITH                                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,397,849

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.2 %

14  TYPE OF REPORTING PERSON*
    IN

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ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.

    Security: Common Stock of Allis-Chalmers Corporation ("Common Stock").

    Issuer: Allis-Chalmers Corporation ("Issuer"), 7660 Woodway, Suite 200,
            Houston, TX 77063

ITEM 2. IDENTITY AND BACKGROUND.

    Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Jens H. Mortensen, Jr., a United States citizen.

    Mr. Mortensen is President of Jens Oilfield Service, Inc. ("JOS"), a Texas corporation approximately 81% of the capital stock of which is owned by the Issuer. Mr. Mortensen's business address is 3 1/2 Mile West Highway 107, Edinburg, TX 78539.

    During the last five years, Mr. Mortensen (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Mr. Mortensen acquired all of his Common Stock of the Issuer in exchange for 81% of the capital stock of JOS. See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

    Pursuant to the terms of the Stock Purchase Agreement and a Shareholder Agreement, each dated February 1, 2002, between the Issuer and Mr. Mortensen, which transactions were closed on February 6, 2002, Mr. Mortensen sold 81% of his capital stock in JOS to the Issuer in exchange for (i) $10,250,000 in cash,
(ii) a $4,000,000 secured promissory note payable with interest payable quarterly and the principal due in four years, (iii) an additional payment, currently estimated at $1,000,000 to $1,250,000, to be paid following the review of the Company's results of operations for period ended January 31, 2002, which will be based upon the working capital of JOS at February 1, 2002 (iv) $1,000,000 for a non-compete agreement payable monthly for five years, and (v) 1,397,849 shares of common stock of the Company. At any time on or after February 1, 2003, in the event Mortensen continues to own the JOS shares retained by him, Mortensen has the option to convert such shares into a number of shares of Common Stock of the Issuer equal to a fraction, the numerator of which is 4.6 multiplied by the trailing 12 month EBITDA (as defined below) of JOS, less any net intercompany loans to and third party investments in JOS, multiplied by 0.19, and the denominator of which is the average closing bid price for the Issuer's Common Stock during the thirty days prior to the date of the exercise of the option. For purposes of the foregoing calculation, EBITDA means JOS' earnings before interest, taxes, depreciation and amortization and any payments made to the Issuer in respect of the Issuer's overhead.

    Mr. Mortensen acquired the shares of Common Stock as an investment.

    Mr. Mortensen reserves the right to (i) dispose of all or part of his investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) to take any other action with respect to the Issuer. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which he regards as attractive and various other factors which he may determine to be relevant.

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    Except as set forth in this Item 4, Mr. Mortensen has no present plans or proposals that relate to or that would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Mortensen retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (c). Mr. Mortensen is the beneficial owner of 1,397,849 shares of the Common Stock, which constituted approximately 7.2 % of the shares of the Common Stock outstanding on February 6, 2002, according to information provided by the Issuer (the "Outstanding Shares"). Mr. Mortensen has the power to vote and to dispose of such shares of Common Stock. In addition, at any time on or after February 1, 2003, in the event Mortensen continues to own the JOS shares retained by him, Mortensen has the option to convert such shares into a number of shares of Common Stock of the Issuer equal to a fraction, the numerator of which is 4.6 multiplied by the trailing 12 month EBITDA (as defined below) of JOS, less any net intercompany loans to and third party investments in JOS, multiplied by 0.19, and the denominator of which is the average closing bid price for the Common Stock during the thirty days prior to the date of the exercise of the option. For purposes of the foregoing calculation, EBITDA means JOS' earnings before interest, taxes, depreciation and amortization and any payments made to the Issuer in respect of the Issuer's overhead.

    Mr. Mortensen has not purchased any shares of Common Stock in open market transactions.

    (d)  Not applicable

    (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    To the best knowledge of Mr. Mortensen, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Mortensen and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except for the following:

    Mortensen, JOS and the Issuer have entered into a Shareholders Agreement which provides, among other things, (i) that Mortenson shall have the right to demand that the Issuer register his shares of Common Stock under the Securities Act of 1933 in certain circumstances, as well as the right to participate in other registrations by the issuer, (ii) in the event shareholders holding 51% or more of the JOS Common Stock purpose to sell such stock to a third party, Mortenson and the Issuer shall each have the right to require that Mortenson participate in such transaction on the same terms as other shareholders, and
(iii) that Mortensen has the option, exercisable at any time on or after February 6, 2003 to exchange his JOS Shares for shares of Common Stock as described in Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Stock Purchase Agreement between Allis-Chalmers Corporation, a Delaware corporation and Jens H. Mortensen, Jr.

Exhibit 7.2 Shareholders' Agreement Among Jens Oilfield Services, Inc., a Texas corporation, Jens H. Mortensen, Jr., and Allis-Chalmers Corporation, a Delaware corporation


SIGNATURES

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

    Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

DATED: March 19, 2002              /S/ JENS H. MORTENSEN
                                   ---------------------

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